[COOLEY GODWARD KRONISH LLP LOGO]

JAMES F. FULTON, JR. (650) 843-5103 fultonjf@cooley.com

October 19, 2007

VIA EDGAR AND FACIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Ms. Sonia Barros
Re:	ARYx Therapeutics, Inc. Amendment No. 2 to Registration Statement Registration File No. 333-145813

Ladies and Gentlemen:

        On behalf of ARYx Therapeutics, Inc. (the "Company"), we anticipate transmitting for filing Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1, File No. 333-145813 (the "Registration Statement") during the week of October 22, 2007. In connection with the filing of the Amendment with the U.S. Securities and Exhcange Commission (the "Commission"), this letter is being filed in advance to provide draft responses to certain comments received from the staff of the Commission (the "Staff"), by letter dated October 17, 2007, with respect to the Registration Statement (the "Comments") and is in addition to the supplemental correspondence sent to the Staff on October 3, 2007.

        We will send a copy of this letter in the traditional non-EDGAR format, in care of Ms. Barros. The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers set forth on Exhibit A.

Risk Factors, page 8

If third parties do not manufacture our product candidates in sufficient quantities…, page 17

  4.
  We note your response to comment 17. Your disclosure states that if ChemShop BV "terminates the agreement" you would not be able to manufacture ATI-5923 until an alternate supplier was qualified. Please describe the terms of your agreement with ChemShop and file the agreement as an exhibit. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on ChemShop. The analysis should discuss whether you believe there are other companies available that are capable of producing ATI-5923.

  In response to the Staff's comment, the Company intends to revise the disclosure on page 18 of the prospectus as set forth on page 18 of the draft prospectus excerpt attached as Exhibit A hereto to clarify the role of ChemShop as a supplier to the Company. The Company supplementally advises the staff that it is currently qualifying a new vendor to begin manufacturing ATI-5293 in January 2008. The Company's manufacturing process for ATI-5923 has already been transferred to a new vendor as the first step in this qualification process. Further, there are additional manufacturers that could be qualified in the event that this alternative manufacturer cannot begin manufacturing ATI-5923, including vendors that are already supplying the Company with other compounds. Accordingly, the Company respectfully submits that it is not substantially dependent on ChemShop as a manufacturer of ATI-5923.

Compensation Discussion and Analysis, page 94

  5.
  We note your response to our prior comment 31 and reissue that comment in part. Even though you do not have a formal policy for allocating between various forms of compensation, you should be able to discuss what impacted the actual mix of total compensation. Please expand your disclosure to specifically discuss how each compensation element and the company's decisions regarding that element affected decisions regarding other elements.

  In response to the Staff's comment, the Company intends to revise the disclosure on pages 95-96 of the prospectus as set forth on pages 95-96 of the draft prospectus excerpt attached as Exhibit A hereto.

  6.
  We note your response to our prior comment 33 and reissue that comment in part. To the extent that the input from the human resources department specifically impacted any compensation decisions, please expand your disclosure to discuss the specific impact.

  In response to the Staff's comment, the Company intends to revise the disclosure on page 95 of the prospectus as set forth on page 95 of the draft prospectus excerpt attached as Exhibit A hereto.

  7.
  We note your response to our prior comment 34 and reissue that comment in part. Please describe how the factors regarding company and individual performance impacted salary levels and how the general economic factors impacted salary levels.

  In response to the Staff's comment, the Company intends to revise the disclosure on page 96 of the prospectus as set forth on page 96 of the draft prospectus excerpt attached as Exhibit A hereto.

  8.
  We note your response to our prior comments 35 and 36 and reissue those comments as follows.

  •
  Please describe the "certain clinical studies on our product candidates and related preclinical studies" you refer to on the top of page 97 for the 2006 corporate goals and milestones.

  •
  Please describe the "individual performance goals" for each executive officer for 2006 and 2007.

  •
  For 2006, please specifically describe how the cash incentive payments paid for 2006 were determined based upon the achievement of the corporate goals and milestones and individual performance goals outlined in this section.

  In response to the Staff's comment, the Company intends to revise the disclosure on pages 97 and 101-102 of the prospectus as set forth on pages 97 and 101-102 of the draft prospectus excerpt attached as Exhibit A hereto.

  9.
  We note your response to our prior comment 39 and reissue that comment in part. Please describe how the "business objectives" outlined have impacted salaries since the time set.

  In response to the Staff's comment, the Company intends to revise the disclosure on pages 96 & 105 of the prospectus as set forth on pages 96 & 105 of the draft prospectus excerpt attached as Exhibit A hereto.

4.     Collaboration with Proctor & Gamble Pharmaceuticals, page F-22

  12.
  We note your response to comment 43. Please expand your disclosure to clarify that the company does not have an obligation to co-promote and/or co-develop ATI-7505. Also clarify that the company has no contractual obligation to perform any development activities and that the company has no manufacturing responsibility. In addition, please disclose your estimated performance period and represent to us that you will discuss any material changes to the estimated completion date in any future Exchange Act periodic reports. Although you indicate that you believe the disclosure of this information can result in competitive harm to you and P&G, this information is important to an understanding of your financial statements and can be readily calculated by comparing your license fee revenues reported in your statements of operations to the total up front fee.

  In response to the Staff's comment, the Company intends to revise the disclosure on page F-22 of the prospectus as set forth on page F-22 of the draft prospectus excerpt attached as Exhibit A hereto.

9.     Convertible Preferred Stock, page F-28

  13.
  We note your response to comment 44. Please clarify in the filing that the convertible preferred stock is not redeemable and that the events that could trigger preferential payments to the preferred stockholders are considered a deemed redemption.

  In response to the Staff's comment, the Company intends to revise the disclosure on page F-29 of the prospectus as set forth on page F-29 of the draft prospectus excerpt attached as Exhibit A hereto.

        Please do not hesitate to contact me, Jim Fulton, at (650) 843-5103 or Erik Edwards at (650) 843-5756 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/  JAMES F. FULTON, JR.

James F. Fulton, Jr.

cc:
Paul Goddard, Ph.D., ARYx Therapeutics, Inc.
John Varian, ARYx Therapeutics, Inc.
Bruce K. Dallas, Esq., Davis Polk & Wardwell
Michael Hildreth, Ernst & Young LLP

Exhibit A

unwilling to perform under their agreements or enter into new agreements, P&G may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of ATI-7505 in a timely manner from these third parties could delay clinical trials and prevent us and P&G from developing and commercializing ATI-7505 in a cost-effective manner or on a timely basis. P&G is also attempting to develop a commercially viable manufacturing process for ATI-7505. There is no assurance they will be able to do so.

        To date, the active pharmaceutical ingredient for ATI-5923 has been produced exclusively by ChemShop BV of the Netherlands, as a single source supplier, under an ongoing purchase order basis. However, we have transferred the ATI-5923 manufacturing processes to an additional vendor, Ampac Fine Chemicals, or Ampac, and are currently qualifying this vendor. If Ampac could not be qualified as a vendor to manufacture ATI-5923, an additional manufacturer would need to be qualified. Should ChemShop BV cease to serve as the supplier of ATI-5923 and our current vendor qualification efforts fail, a delay in the development of ATI-5923 could occur, impairing our ability to commercialize ATI-5923 on our existing timeline. ATI-5923's active pharmaceutical ingredient is processed into 1 milligram, 5 milligram or 10 milligram tablets by QS Pharma.

        The starting materials for production of ATI-2042 are provided by the following vendors: SCI Pharmtech, Inc., Lexen Inc., Panchim, Julich GmbH and Weylchem Inc. To date, Ricerca and ScinoPharm Ltd. have produced all of ATI-2042's active pharmaceutical ingredient. We have also qualified an additional vendor, SCI Pharmtech. Historically, we have relied on Ricerca and ScinoPharm as single-source suppliers for ATI-2042's active pharmaceutical ingredients. In the event that Ricerca or ScinoPharm could not produce ATI-2042, we would not be able to manufacture ATI-2042's active pharmaceutical ingredients unless SCI Pharmtech is able to produce ATI-2042. This could delay the development of, and impair our ability to commercialize ATI-2042. To produce ATI-2042 drug product, drug substance is processed into 50 milligram or 200 milligram capsule forms by Patheon Inc.

        All of our current arrangements with third-party manufacturers and suppliers for the production of our product candidates are on a purchase order basis. P&G's arrangements with the third-party manufacturers and suppliers for ATI-7505 are also on a purchase order basis. We, and P&G with respect to ATI-7505, currently do not have long-term supply contracts with any of the third-party manufacturers and suppliers for our product candidates, and they are not required to supply us, or P&G in the case of ATI-7505, with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. We have no reason to believe any of the current manufacturers and suppliers for our product candidates is the sole source for the materials they supply us. However, if we or P&G were to lose one of these vendors and were unable to obtain an alternative source on a timely basis or on terms acceptable to us, our clinical and production schedules could be delayed. In addition, to the extent that any of these vendors uses technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials from alternative sources.

        If we are required to obtain alternate third-party manufacturers, it could delay or prevent the clinical development and commercialization of our product candidates.

        We may not be able to maintain or renew our existing or any other third-party manufacturing arrangements on acceptable terms, if at all. If we are unable to continue relationships with our current suppliers, or to do so at acceptable costs, or if these suppliers fail to meet our requirements for these product candidates for any reason, we would be required to obtain alternative suppliers. Any inability to obtain qualified alternative suppliers, including an inability to obtain or delay in obtaining approval of an alternative supplier from the FDA, would delay or prevent the clinical development and commercialization of these product candidates.

        Changes in manufacturing site, process or scale can trigger additional regulatory requirements that could delay our or P&G's ability to perform certain clinical trials or obtain approval.

Annual Review and Benchmarking of Executive Compensation

        We conduct an annual benchmark review of the aggregate level of our executive compensation program, as well as the mix of elements used to compensate our executive officers. As part of this review, the compensation committee considers recommendations from Paul Goddard, our Chief Executive Officer, and human resources input from David Nagler, our Vice President Corporate Affairs, in determining executive compensation. While Dr. Goddard and Mr. Nagler provide valuable input to the compensation committee, they do not participate in determining their own compensation. The information provided by our human resources department consists of the results of our annual performance reviews. The input received from our retained outside compensation consultant provides the committee with current benchmarking information and other publicly available data on general compensation practices and policies of peer companies within and outside our industry, the specific cash and equity compensation of executives with similar duties in peer companies and the trends observed in our industry in the compensation of executives officers. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that it is an important part of our decision-making process. For 2007, 27 publicly-traded peer companies in the pharmaceuticals and biotechnology industry were used as benchmarks, including the following:

  •
  ACADIA Pharmaceuticals, Inc;

  •
  Affymax, Inc.;

  •
  Anadys Pharmaceuticals, Inc;

  •
  Critical Therapeutics, Inc;

  •
  Icagen, Inc;

  •
  Immunicon Corp;

  •
  Memory Pharmaceuticals Corp;

  •
  Tercica, Inc; and

  •
  XenoPort, Inc.

        These peer companies were chosen because they had recently made initial public offerings and were generally similar to ours in terms of industry, capital structure, financial attributes and competition for talent. Based on the compensation committee's philosophy, we benchmark our executive compensation against the median updated compensation paid by these peer companies. Elements of compensation benchmarked included base salary, cash incentive payments and long-term equity compensation.

Elements of Our Executive Compensation Program

        Our executive compensation program consists of three principal components: base salary, cash incentive payments based on achievement of performance milestones and long-term incentive compensation in the form of equity awards. Each component of our executive compensation program is designed to address specific compensation objectives. Base salary is generally reviewed independently of the incentive components and is designed to keep salaries at the lowest potential competitive level, allowing a greater portion of total compensation to be performance based. The compensation committee generally reviews cash incentive payments and long-term equity incentives in a more integrated manner, attempting to ensure that our executive officers are rewarded both on an annual basis (through cash incentive payments designed to recognize performance over an annual period) as well as over a sustained period (through long-term equity incentives based on an increase in stockholder value). In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short and long-term goals and objectives, the compensation committee relies on its judgment about each individual rather than adopting a formulaic approach to compensatory decisions it believes are too narrowly responsive to short-term changes in business performance. As a result, the compensation committee does not utilize a fixed weighting system between compensation elements for each executive officer, but rather assesses each executive officer's overall contribution to the business, scope of the executive officer's responsibilities and the executive officer's historical performance to determine that executive officer's annual compensation. Our executive officers are also eligible to participate, on the same basis as other employees, in our 401(k) plan and our other benefit programs generally available to all employees. Our executive officers do not receive any perquisites.

        Base Salary.    Each of our executive officers entered into an employment agreement with us at the time they joined the company that provided for an initial base salary, subject to annual increases determined by the compensation committee. We review company and individual performance annually, shortly after the end of each calendar year. As discussed above, Dr. Goddard and Mr. Nagler review the executive officers' salaries with the compensation committee in connection with the compensation committee's annual performance review. In establishing the 2007 base salaries of our executive officers, our compensation committee took into account a number of factors, including the executive's seniority, position, functional role and level of responsibility and individual performance, and awarded salary increases based on increases in cost of living and competition for talent in the San Francisco Bay Area. Base salaries of our executive officers will continue to be reviewed on an annual basis and adjustments will be made to reflect individual performance-based factors, as well as our company's financial status and the above-mentioned competitive factors. We do not intend to apply specific formulas to determine increases. Components of individual performance include core competencies such as job knowledge, delivery of results, communication, teamwork, quality, initiative and dependability, and also expense management, planning, process improvements, recruitment, retention, coaching, mentoring and other measurable company-specific goals.

        Cash Incentive Payment.    In addition to base salaries, our compensation committee has the authority to award discretionary cash incentive payments, or cash bonuses, annually to all of our employees, including our executive officers. The annual cash incentive payments are intended to compensate our executive officers for achieving corporate goals and for achieving what the compensation committee believes to be value-creating milestones. Our annual cash incentive payments are paid in cash in an amount reviewed and approved by our compensation committee and ordinarily are each paid in a single installment in the first quarter following the end of a given calendar year for performance in the prior year. Each executive officer is eligible for a discretionary annual cash incentive payment up to an amount equal to a specified percentage of such executive officer's salary. The target percentages are set at levels that, upon achievement of the target percentage, are likely to result in cash incentive payments that our compensation committee believes to be at approximately the 50th percentile of target amounts for comparable companies in the biotechnology and pharmaceutical industry. However, the actual cash incentive payments awarded in any year, if any, may be more or less than the established target percentages, depending on individual performance and the achievement of our corporate objectives. Whether or not a cash incentive payment is paid for any year is within the discretion of the compensation committee. The compensation committee also determines the size of the total pool of cash incentive payments that may be awarded, which is based in large part on our board of directors' determination of our success in achieving our corporate objectives for the plan year. The compensation committee determines the portion of the total pool, if any, that will be allocated to the executive officers as a group and the cash incentive payments for each of our executive officers. Dr. Goddard provides input to the compensation committee with respect to cash incentive payments for executive officers other than himself.

        At the end of each year, our compensation committee determines the level of achievement for each corporate goal and value-creating milestone and for each individual performance goal, and awards credit for the particular level of achievement. Final determinations as to bonus levels are then based in part on the achievement of these corporate and individual goals or milestones, as well as our board of directors' assessment as to the overall success of our company and the development of our business. These goals and milestones and the proportional emphasis placed on each goal and milestone may vary, from time to time, depending on our overall strategic objectives and the job responsibilities of each executive officer, but relate generally to factors such as development and progression of our existing product candidates, achievement of clinical and regulatory milestones, establishment of new collaborative arrangements, achievement of sales and marketing targets, and to financial factors such as raising or preserving capital and improving our results of operations. For performance in 2006, the corporate goals and milestones for our executive officers included the following:

  •
  completion of certain clinical studies on our product candidates and related preclinical studies, specifically, two Phase 2 clinical trials with ATI-7505, two Phase 1 clinical trials with ATI-5923 and one Phase 2 clinical trial with ATI-2042;

  •
  development of a new product candidate for preclinical development;

  •
  successful completion of our Series E preferred stock private financing to meet our additional capital requirements; and

  •
  consummation of a strategic collaboration arrangement for ATI-7505.

        The compensation committee established cash incentive payments to be paid in 2007 for performance in 2006 at a target percentage up to 50.0% of base salary for our Chief Executive Officer, up to 45.0% of base salary for our President, Research and Development and up to 25.0% of base salary for each of our other executive officers. The actual amount of incentive payments for 2006 was determined in February 2007 following a review of the achievement of our overall corporate goals and milestones and each executive officer's individual performance and contribution. The compensation committee determined the level of achievement (i.e., meets, exceeds, falls below) for each corporate goal and value-creating milestone and for each individual performance goal, and awarded credit for each executive officer's respective level of achievement. Corporate goals and milestones received 40% weighting and individual performance goals received 60% weighting. The weighted score was used to determine the cash incentive payment as a percentage of each executive officer's base salary. Each executive officer's individual performance goals are more fully described in the section entitled "Compensation Actions for our Executive Officers."

        In February 2007, the compensation committee determined the corporate and individual goals and milestones that it will apply in determining cash incentive payments to executive officers, if any, for performance in 2007. The compensation committee maintained the same target percentages established for 2006 performance in 2007, with the exception of our President, Research and Development, for whom the target percentage for 2007 was set at 30.0% of his base salary, as agreed at the time of transition to his current position in 2005. For 2007, the corporate goals and milestones for our executive officers includes the following:

  •
  contribution towards our strategic collaboration with Procter & Gamble Pharmaceuticals Inc. and the development of ATI-7505;

  •
  completion of an additional Phase 2 clinical studies with ATI-5923;

  •
  design and enrollment of an additional Phase 2 clinical trial with ATI-2042 to enable a potential strategic collaboration arrangement for this product candidate;

  •
  identification of the lead product candidate for our ATI-9000 development program and development of the related manufacturing process and preclinical development program;

  •
  development of two new product candidates for eventual preclinical development; and

  •
  successful implementation of a corporate funding strategy to enable support our continued operations beyond 2008.

Chief Executive Officer in August 2005. After reviewing publicly-available compensation data, including chief executive officer salaries of peer companies in our industry and other companies in the San Francisco Bay Area, the compensation committee increased Dr. Goddard's salary to $420,000 effective January 1, 2007, or a 5.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Dr. Goddard received a cash incentive payment valued at $170,500 for performance in 2006, of which $60,500 was received, at Dr. Goddard's election, as a fully-vested stock award to purchase 18,333 shares of common stock valued at $3.30 per share on the date of grant, and the remainder was received in cash. The compensation committee determined Dr. Goddard's cash incentive payment to be approximately 85% of his target bonus. Dr. Goddard's individual performance goals mirrored our corporate goals, although he had the added goal of strengthening our management team and helping our management work more effectively. In addition, Dr. Goddard received a discretionary cash bonus of $40,000 for 2006 in connection with the consummation of our collaboration with Proctor & Gamble Pharmaceuticals, Inc. In February 2007, the compensation committee granted Dr. Goddard a fully-vested stock award to purchase 18,333 shares of common stock under our 2001 Equity Incentive Plan in recognition of Dr. Goddard's leadership, contributions and performance in 2006. In April 2007, the compensation committee granted Dr. Goddard a restricted stock award of 25,000 shares of our common stock under our 2001 Equity Incentive Plan to provide Dr. Goddard an adequate retention incentive. We have a right of repurchase over the shares subject to the April 2007 award that lapses as to 520 shares for each month that Dr. Goddard remains employed as our Chief Executive Officer; provided, however, that to the extent Dr. Goddard no longer serves as our Chief Executive Officer but continues to serve as Chairman of our board of directors, our right of repurchase will lapse at a reduced rate of 260 shares for each month that Dr. Goddard serves as Chairman of our board of directors.

        Peter G. Milner, M.D.—President, Research and Development and Director.    Dr. Milner's base salary effective as of January 1, 2006 was $300,675, or a 5.5% increase over his base salary for the prior 12-month period. The compensation committee increased Dr. Milner's salary to $309,965 effective January 1, 2007, or a 3.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Dr. Milner received a cash incentive payment of $110,000 for his contributions and performance in 2006, or approximately 81% of his target bonus. Dr. Milner's individual performance goals in 2006 were tailored to his role in helping us meet our clinical and regulatory objectives in 2006. In February 2007, Dr. Milner was also granted a stock option under our 2001 Equity Incentive Plan to purchase 21,666 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering.

        John Varian—Chief Operating Officer and Chief Financial Officer.    Mr. Varian's base salary effective as of January 1, 2006 was $284,850, or a 5.5% increase over his base salary for the prior 12-month period. The compensation committee increased Mr. Varian's salary to $301,941 effective January 1, 2007, or 6.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Mr. Varian received a $75,000 cash incentive payment for his contributions and performance in 2006, or approximately 105% of his target bonus. Mr. Varian's individual performance goals were to help us obtain additional financing, improve our financial control systems and help us enter into a corporate partnering transaction. His cash incentive payment reflects the extraordinary success we achieved in each of those areas. In February 2007, Mr. Varian was also granted a stock option under our 2001 Equity Incentive Plan to purchase 34,166 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering.

        Pascal Druzgala, Ph.D.—Vice President and Chief Scientific Officer.    Dr. Druzgala's base salary effective as of January 1, 2006 was $240,350, or a 4.5% increase over his base salary for the prior 12-month period. The compensation committee increased Dr. Druzgala's salary to $252,368 effective January 1, 2007, or a 5.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Dr. Druzgala received a cash incentive payment of $55,000 for his contributions and performance in 2006, or approximately 92% of his target bonus. Dr. Druzgala's individual performance goals in 2006 were to assist in identifying and hiring key scientific personnel and to lead our research department which was growing in size and management complexity. In February 2007, Dr. Druzgala was also granted a stock option under our 2001 Equity Incentive Plan to purchase 25,000 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering.

        Daniel Canafax, Pharm.D.—Vice President and Chief Development Officer.    We hired Dr. Canafax as our Vice President and Chief Development Officer in February 2007 with a base salary of $255,000. In accordance with the terms of his employment agreement, Dr. Canafax received a hire incentive bonus of $50,000 and an additional cash bonus of $50,000 in August 2007. In February 2007, Dr. Canafax was also granted a stock option under our 2001 Equity Incentive Plan to purchase 83,333 shares of common stock. 25.0% of the shares subject to this option vest as of the grant date and the remaining shares will vest in equal monthly installments over three years from the closing date of this offering

        David Nagler—Vice President, Corporate Affairs and Secretary.    Mr. Nagler's base salary effective as of January 1, 2006 was $232,100, or a 5.5% increase over his base salary for the prior 12-month period. The compensation committee increased Mr. Nagler's salary to $239,063 effective January 1, 2007, or a 3.0% increase over his base salary in 2006, in order to be competitive with the compensation offered by peer companies in our geographic area. Mr. Nagler received a cash incentive payment of $43,000 for his contributions and performance in 2006, or approximately 73% of his target bonus. Mr. Nagler's individual performance goals for 2006 were to implement an effective human resources plan, oversee certain information technology system implementations and manage the corporate and diligence activities associated with our financing and corporate partnering activities. In February 2007, Mr. Nagler was also granted a stock option under our 2001 Equity Incentive Plan to purchase 11,666 shares of common stock. 25.0% of the shares subject to this option vest upon the closing of this offering and the remaining shares subject to this stock option will vest in equal monthly installments over three years from the closing date of this offering.

Accounting and Tax Considerations

        Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), "Share-Based Payment," or SFAS 123R. Under SFAS 123R, we are required to estimate the fair value of and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The compensation committee has determined to retain for the foreseeable future our stock option program as the sole component of its long-term compensation program, and, therefore, to record this expense on an ongoing basis according to SFAS 123R. The compensation committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of SFAS 123R with respect to stock option grants and other considerations.

        Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation committee has not adopted a policy that requires all compensation to be deductible. However, the compensation committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the

Control Benefits" below. Dr. Goddard's base salary has been increased since the date of his employment agreement primarily as a result of market conditions rather than Dr. Goddard's achievement of any business objectives.

        Peter G. Milner, M.D.    In September 2005, we entered into an employment agreement with Dr. Milner, our President, Research and Development and a member of our board of directors. The agreement provided that Dr. Milner would receive an annual base salary and would be eligible to earn an annual bonus appropriate to his position as established by the compensation committee, and contingent on the successful completion of specific business objectives mutually determined by Dr. Milner and our board of directors. These business objectives for Dr. Milner were mutually determined by our compensation committee and Dr. Milner to be as follows: (i) his successful transition to the duties of President, Research and Development, (ii) his contribution towards our consummation of a strategic collaboration arrangement for ATI-7505 and (iii) his contribution towards the successful completion of our Series E preferred stock private financing. The agreement reaffirmed prior issuances of stock options, including a stock option to purchase 33,333 shares of common stock under our 2001 Equity Incentive Plan issued pursuant to a prior employment agreement entered into in February 2005 and amended in September 2005. The shares subject to such stock option shall vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. The agreement provides that Dr. Milner is employed "at-will," and his employment may be terminated at any time by us or Dr. Milner. Dr. Milner is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Dr. Milner with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below. Dr. Milner's base salary has been increased since the date of his employment primarily as a result of market conditions rather than Dr. Milner's achievement of any business objectives.

        John Varian.    In November 2003, we entered into an employment agreement with Mr. Varian, our Chief Operating Officer and Chief Financial Officer. The agreement provided that Mr. Varian would receive an annual base salary of $260,000, a starting bonus of $30,000 and would be eligible to earn a bonus of $50,000 in 2004 for satisfaction of certain specified milestones. The agreement also provided for the issuance of a stock option to purchase 83,333 shares of common stock under our 2001 Equity Incentive Plan. The shares subject to such stock option vest over a four year period, with 1/4th of the shares subject to the stock option vesting on the first anniversary of the grant date, and 1/48th of the shares subject to the stock option vesting monthly thereafter. The agreement provides that Mr. Varian is employed "at-will," and his employment may be terminated at any time by us or Mr. Varian. Mr. Varian is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Mr. Varian with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below.

        Pascal Druzgala, Ph.D.    In July 2002, we entered into an employment agreement with Dr. Druzgala, our Vice President and Chief Scientific Officer. The agreement provided that Dr. Druzgala would receive an annual base salary of $200,000 and would be eligible to earn an annual bonus of up to $50,000 for satisfaction of certain specified milestones. The agreement also provided for the issuance of a stock option to purchase 50,000 shares of common stock under our 2001 Equity Incentive Plan upon the closing of our Series C preferred stock financing. The shares subject to such stock option shall vest in equal monthly installments over four years. The agreement provides that Dr. Druzgala is employed "at-will," and his employment may be terminated at any time by us or Dr. Druzgala. Dr. Druzgala is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides Dr. Druzgala with certain severance and change of control benefits. See "—Severance and Change of Control Benefits" below.

3. Property and Equipment

        Property and equipment consist of the following:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
	(in thousands)
Office and computer equipment	$438	$602	$700
Furniture and fixtures	135	151	152
Laboratory equipment	1,479	1,986	2,058
Leasehold improvements	2,747	2,811	2,848

	4,799	5,550	5,758
Less: Accumulated depreciation and amortization	(656)	(1,381)	(1,846)

Property and equipment, net	$4,143	$4,169	$3,912

        Depreciation and leasehold improvement amortization expenses were $186,000, $564,000 and $832,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Depreciation and amortization expenses for the six months ended June 30, 2006 and 2007 was $385,000 and $492,000, respectively (unaudited).

4. Collaboration with Procter & Gamble Pharmaceuticals

        On June 30, 2006, we entered into a collaboration agreement with P&G pursuant to which P&G will develop and commercialize ATI-7505, our product candidate for the treatment of gastrointestinal disorders such as chronic constipation, functional dyspepsia, gastroesophageal reflux disease, gastroparesis and irritable bowel syndrome with constipation. In connection with this agreement, P&G paid us a $25.0 million nonrefundable upfront license fee and has agreed to pay us additional potential milestone payments and royalties on product sales. Additional license fee revenue could reach approximately $391.0 million over the life of the collaboration, of which approximately $216.0 million could be earned prior to commercialization. Under our agreement with P&G, we have the option, but not an obligation, to co-promote and/or co-develop ATI-7505. The $25.0 million nonrefundable upfront license fee was deferred upon receipt, as objective evidence of the fair value of the undelivered elements under the agreement could not be established. This fee is being recognized as revenue on a straight-line basis over the estimated period of our obligatory performance and provision of services under the terms of the agreement. We estimate on an on-going basis the expected duration of the performance and service period and adjust our recognition of deferred revenue accordingly. As of June 30, 2007 and at present, we estimate that our performance period under the agreement will continue through December 2012. For the year ended December 31, 2006 and six month period ended June 30, 2007, $1.6 million and $1.9 million (unaudited), respectively of the $25.0 million upfront payment was recognized as license fee revenue. Further, we earned $1.0 million in milestone revenue upon the delivery of data related to one of the Phase 2 clinical trials for our ATI-7505 product candidate in 2006.

        Under the terms of the agreement, we are also entitled to compensation from P&G for certain pre-determined development services, such as formulation, development and manufacturing of drug substance and products, as well as other activities related to the licensed technology. Under the agreement, we have no obligation to perform any development activities nor do we have any manufacturing obligations. For the year ended December 31, 2006 and six month period ended June 30, 2007, we

F-22

liquidation event could occur. Subsequent adjustments to increase the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

        Our board of directors have not indicated to us that a deemed redemption or liquidation event, as described in the preceding paragraph, is currently being considered or is probable in the next year. Accordingly, we have not adjusted the carrying amount of our convertible preferred stock to the amounts we would pay if a deemed redemption payment were probable.

        On January 27, 2006, we completed the closing of our Series E financing in which 2,818,447 shares of Series E convertible preferred stock were sold to investors for cash proceeds of $30.2 million, net of issuance costs of approximately $0.3 million.

        In connection with the Series E financing, our board of directors approved our Amended and Restated Articles of Incorporation that authorizes 2,833,333 shares of our Series E convertible preferred stock for issuance. Also in connection with the Series E financing, certain changes were made to the rights and preferences of the previously issued securities, which include changes to anti-dilution protection, changes to participation rights, a lowering of the threshold vote for actions subject to preferred stockholder approval, and an additional Series E voting provision for changes made to the Series E rights, privileges and preferences. The rights, privileges and preferences of the Series E convertible preferred stock along with changes to the rights of previously issued securities are discussed below:

    Redemption

        Our preferred stockholders have no redemption rights related to their shares. However, certain events could trigger preferential payments to the preferred stockholders that may be considered a deemed redemption and include:

  •
  Liquidation, dissolution, or winding up of the Company;

  •
  Sale or other disposition, lease or license of all or substantially all of the assets of the Company; and

  •
  Consolidation or merger of the Company with or into any other entity or form, in which the stockholders of the Company (that is, those immediately prior to such an event) own less than 50% of the voting power of the surviving corporation immediately after such event.

    Conversion

        Each share of convertible preferred stock is convertible at the stockholders' option at any time into common stock on a one-for-one basis except for the Series B convertible preferred stock, subject to adjustment for anti-dilution, stock splits, reclassifications and the like. The conversion price for the Series B convertible preferred stock was $11.355 as of the original issue date, subject to adjustment for anti-dilution. Conversion of all outstanding convertible preferred stock is automatic upon the closing of a firmly underwritten public offering in which 1) the aggregate valuation of ARYx at the time of the offering is equal to or exceeds $200.0 million, 2) the gross cash proceeds received by us before underwriting discounts, commissions and fees are equal to or exceed $40 million and 3) our common stock is listed for trading on either the New York Stock Exchange or the NASDAQ Global Market.

F-29